# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 3, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Universal Display Corporation

### File No. 001-12031- CF#23023

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Universal Display Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on May 10, 2006.

Based on representations by Universal Display Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1    through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Jay E. Ingram
Special Counsel